EXHIBIT 99.1

Pengrowth Recorded Positive Adjusted Funds Flow in the Third Quarter of 2019 of $10.7 million Despite Lower Commodity Prices and Restructuring Costs

CALGARY, Alberta, Nov. 06, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the "Company") (TSX:PGF, OTCQX:PGHEF), today reported its results for the three and nine months ended September 30, 2019. Unless otherwise indicated, financial figures are expressed in Canadian dollars.

"Negotiations with our lenders on an amendment and extension of our notes and credit facility as discussed in our September 30th press release broke down in October," said Pete Sametz, President and Chief Executive Officer of Pengrowth. "While we are disappointed in the impact this has had on our shareholders, the transaction with Cona Resources Ltd. announced on November 1st represents the best value for our stakeholders after a comprehensive strategic review process, and the only available path to provide any value to our shareholders."

Third Quarter 2019 Summary:

  Pengrowth third quarter 2019 adjusted funds flow of $10.7 million decreased 31% year-over-year and included $8.9 million in restructuring costs related to legal and advisory fees for the strategic review and lender negotiations.
  Lindbergh SAGD bitumen production increased 7% year-over-year to 17,603 barrels per day ("bbl/d") compared with 16,408 bbl/d. Compared with the second quarter of 2019, production decreased due to multiple lightning strikes at the end of July that temporarily disabled Lindbergh's electrical grid resulting in reduced production.
  Cash G&A expenses per barrel of oil equivalent ("/boe") decreased 19% to $3.24/boe compared with $3.99/boe in the prior year.
  Adjusted operating expenses per boe increased 2% to $10.89/boe compared with $10.72/boe in the prior year as a result of pump replacements related to the disruption of the electrical grid at the end of July.
  Debt increased $3.0 million to $705.2 million at September 30, 2019 compared with $702.2 million at June 30, 2019 due to the impact of a weaker Canadian dollar at the end of the period which increased the Canadian dollar equivalent value of foreign denominated debt, partially offset by lower Credit Facility drawings.
  Pengrowth recorded a $100.0 million non-cash impairment in the quarter which included $39.0 million related to the change in future development plans for the Groundbirch natural gas property, and $61 million related to certain non-core assets.

Cona Resources Ltd. Transaction
On November 1, 2019 Pengrowth announced that it entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cona Resources Ltd. (the “Purchaser”) pursuant to which the Purchaser has agreed to repay the outstanding principal amount and accrued interest to the date of the Arrangement Agreement owing under the Company’s credit facility and secured notes (collectively the “Secured Debt”) and acquire all of the outstanding common shares for cash consideration of CDN $0.05 per share and a potential Contingent Value Payment for each Pengrowth Share. The proposed transaction (the “Transaction”) is to be completed by way of plan of arrangement under the Business Corporations Act (Alberta).

The aggregate value of the Transaction, including the repayment of the Secured Debt and the assumption of the Transaction costs by the Purchaser, is approximately $740 million. The total consideration being offered to lenders and noteholders (collectively the “Secured Debtholders”) represents a discount on the aggregate amount owing to the Secured Debtholders. The consideration paid to Secured Debtholders will be allocated pro rata amongst individual holders pursuant to the intercreditor agreement between the Secured Debtholders.

In the event that Secured Debtholders representing a majority in number of Secured Debtholders holding at least 66 2/3% of the Secured Debt have not executed and delivered support agreements on or before November 15, 2019, the Purchaser may terminate the Arrangement Agreement. There is no certainty support agreements will be obtained in that time frame. In such circumstance, the Purchaser may seek within ten days of the termination of the Arrangement Agreement, to negotiate with Pengrowth an Alternative Transaction where Pengrowth shareholders may not receive any consideration in exchange for their shares.

Summary of Financial & Operating Results

	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Sept 30, 2019	June 30, 2019	% Change	Sept 30, 2018	% Change

PRODUCTION
Average daily production (boe/d)	21,460	22,707	(5)	21,807	(2)
FINANCIAL
Oil and gas sales	$118.2	$144.4	(18)	$147.2	(20)
Capital expenditures	$2.7	$1.9	42	$6.8	(60)
Cash proceeds from dispositions	$0.4	$(0.1)	(500)	$9.6	(96)
Interest and financing charges	$14.2	$14.9	(5)	$12.3	15
Cash flow from operating activities (1)	$9.2	$30.9	(70)	$21.8	(58)
Adjusted funds flow (1, 2)	$10.7	$29.1	(63)	$15.6	(31)
Weighted average number of shares outstanding (000's)	560,114	560,022	—	556,117	1
Adjusted funds flow per share (2)	$0.02	$0.05	(60)	$0.03	(33)
OPERATIONAL
Produced petroleum revenue per boe (2)	$38.14	$41.52	(8)	$47.10	(19)
Operating expenses per boe	$9.98	$8.32	20	$10.17	(2)
Adjusted operating expenses per boe (2)	$10.89	$9.24	18	$10.72	2
Royalty expenses per boe	$3.04	$3.63	(16)	$3.69	(18)
Operating netback before realized commodity risk management per boe (2)	$21.47	$25.70	(16)	$29.85	(28)
Cash G&A expenses per boe (2)	$3.24	$2.47	31	$3.99	(19)
STATEMENT OF INCOME (LOSS)
Net income (loss)	$(119.9)	$(76.5)	57	$(1.6)	7,394
Net income (loss) per share	$(0.21)	$(0.14)	50	$—	—
DEBT
Total debt before working capital (3)	$705.2	$702.2	—	$672.2	5

(1) Includes $8.9 million in restructuring costs related to legal and advisory fees for the strategic review and lender negotiations.
(2) See definition in our MD&A under section "Non-GAAP Financial Measures".
(3) Includes Credit Facility, current and long term portions of term notes, as applicable, and bank indebtedness. Excludes letters of credit and finance leases.

Alberta Production Curtailment Program
As one of the top 20 oil producers in Alberta, Pengrowth was subject to the Government of Alberta's production curtailment program, which took effect on January 1, 2019. As of September 30, 2019, companies like Pengrowth with less than 20,000 bbl/d of production are exempted from the curtailment program. Even though Lindbergh was subject to mandatory curtailments, the asset produced 17,603 bbl/d in the third quarter of 2019 while remaining in compliance.

Year-to-Date 2019 Actual Results vs. 2019 Guidance
The following table provides a summary of Pengrowth's actual results for the nine months ended September 30, 2019 compared with full year guidance:

	Actual YTD September 30, 2019	Original 2019 Guidance (1)	Revised 2019 Guidance (1)
Average oil equivalent production (boe/d)	22,306	22,500 - 23,500	21,750 - 22,250
Lindbergh average bitumen production (bbl/d)	17,942	17,750 - 18,250	17,750 - 18,250
Capital expenditures ($ millions)	16.0	45	21
Royalty expenses (% of produced petroleum revenue) (2) (3)	8.1	7.0 - 8.0	7.5 - 8.0
Adjusted operating expenses ($/boe) (2)	10.21	9.25 - 10.00	10.00 - 10.50
Cash G&A expenses ($/boe) (2)	2.97	2.50 - 2.75	3.00 - 3.25

(1) Per boe estimates based on high and low ends of production Guidance.
(2) See definition under section "Non-GAAP Financial Measures".
(3) Excludes financial commodity risk management activities.

Year to date 2019 daily production of 22,306 boe/d was below 2019 Guidance primarily due to shut in natural gas production at Fenn Big Valley as a result of third party facility restrictions and a temporary drop in production at Lindbergh at the end of July due to an electrical storm that tripped the electrical grid. Total corporate oil-equivalent volumes guidance has been revised accordingly.

2019 Guidance for cash G&A expenses per boe also increased as a result of higher legal and severance costs combined with lower production. Pengrowth is providing an update to its 2019 adjusted operating expense Guidance driven by increased costs and lower production.

Capital spending for 2019 is not expected to exceed $21 million as we continue to work within capital restrictions imposed by the banks and we expect those conditions to carry though until the close of the Cona Transaction. Pengrowth is therefore revising its 2019 Capital expenditures Guidance from $45 million to $21 million.

Third Quarter Operational Review
Average daily production for the third quarter decreased 5% to 21,460 boe/d compared with 22,707 boe/d in the second quarter of 2019 primarily due to shut in natural gas production at Fenn Big Valley as a result of third party facility restrictions and a temporary drop in production at Lindbergh at the end of July due to an electrical storm that tripped the electrical grid and damaged several production pumps.

Production decreased 2% in the third quarter compared with the same period in the prior year due to shut in natural gas production at Fenn Big Valley as a result of third party facility restrictions, the absence of natural gas production from the Sable Offshore Energy Project ("SOEP"), and the disposition of Fenn Big Valley properties, partially offset by a 7% and 9% increase in production from Lindbergh and Groundbirch respectively.

	Three months ended
PRODUCTION	Sept 30, 2019	June 30, 2019	% Change	Sept 30, 2018	% Change
Bitumen (bbl/d)	17,603	18,036	(2)	16,408	7
Natural gas (Mcf/d)	20,948	25,294	(17)	27,604	(24)
Light oil (bbl/d)	303	336	(10)	663	(54)
Natural gas liquids (NGL) (bbl/d)	63	120	(48)	135	(53)
Total boe/d	21,460	22,707	(5.5)	21,807	(1.6)

Lindbergh average daily bitumen production decreased 2% to 17,603 bbl/d in the third quarter compared with 18,036 bbl/d in the prior quarter due to a temporary drop in production at the end of July for the aforementioned reasons. Lindbergh contributed 82% of Pengrowth's total production in the third quarter. The SOR for the third quarter was 2.90 compared with 2.80 in the prior quarter. The increase over the second quarter of 2019 was due to lower production coupled with record steam production. The cumulative SOR as at September 30, 2019 was 2.70.

Lindbergh Operating Netbacks Before Realized Commodity Risk Management
Lindbergh's third quarter operating netbacks decreased 14% to $27.97/bbl compared with $32.57/bbl in the prior quarter primarily due to a 12% decrease in realized diluted bitumen revenue and a 21% increase in non-energy related adjusted operating costs largely related to lower production and electric submersible pump replacements following the July electrical outage. These were partially offset by lower diluent costs, royalties, energy related adjusted operating expenses (natural gas costs), and transportation expenses.

Compared to the same period in the prior year, Lindbergh operating netbacks decreased 28% primarily due to a 22% decrease in realized diluted bitumen prices and a 30% increase in energy related adjusted operating expenses (natural gas costs) partially offset by lower diluent costs, royalties, non-energy related adjusted operating expenses and transportation expenses.

	Three months ended
Lindbergh Operating Netbacks ($/bbl) (1)	Sept 30, 2019	June 30, 2019	% Change	Sept 30, 2018	% Change
Diluted Bitumen Revenue (2)	51.99	58.87	(12)	66.23	(22)
Diluent Costs (Inc. transportation)	(7.90)	(9.88)	(20)	(9.59)	(18)
Bitumen revenue (2)	44.09	48.99	(10)	56.64	(22)
Royalties	(3.52)	(4.39)	(20)	(4.84)	(27)
Adjusted Operating expenses - Non-energy(1)	(6.73)	(5.54)	21	(7.49)	(10)
Adjusted Operating expenses - Energy(1)	(3.09)	(3.26)	(5)	(2.38)	30
Transportation expenses	(2.78)	(3.23)	(14)	(3.05)	(9)
Operating netbacks before realized commodity risk management	27.97	32.57	(14)	38.88	(28)

(1) See definition in our MD&A under section "Non-GAAP Financial Measures".
(2) Net of Fixed Price Differential Physical Delivery Contracts.

Corporate Operating Netbacks
Corporate operating netbacks before realized commodity risk management in the third quarter decreased 16% to $21.47/boe compared with $25.70/boe in the second quarter of 2019 due to an 8% decrease in produced petroleum revenue and an 18% increase in adjusted operating expenses, partially offset by lower royalties and transportation expenses. Corporate operating netbacks after realized commodity risk management in the third quarter decreased 13% to $19.39/boe compared with $22.26/boe in the second quarter of 2019 for the same reasons described above, partially offset by a 40% decrease in realized commodity risk management loss on a per boe basis.

Corporate operating netbacks before realized commodity risk management decreased 28% year-over-year from $29.85/boe primarily due to a 19.0% decrease in produced petroleum revenue. However, corporate operating netbacks after realized commodity risk management increased 5% year-over-year to $19.39/boe compared with $18.44/boe during the same period of last year due to lower realized commodity risk management losses.

	Three months ended
Corporate Operating Netbacks ($/boe) (1)	Sept 30, 2019	June 30, 2019	% Change	Sept 30, 2018	% Change
Produced petroleum revenue (1)	38.14	41.52	(8)	47.10	(19)
Royalties	(3.04)	(3.63)	(16)	(3.69)	(18)
Adjusted operating expenses (1)	(10.89)	(9.24)	18	(10.72)	2
Transportation expenses	(2.74)	(2.95)	(7)	(2.84)	(4)
Operating netbacks before realized commodity risk management (1)	21.47	25.70	(16)	29.85	(28)
Realized commodity risk management	(2.08)	(3.44)	(40)	(11.41)	(82)
Operating netbacks ($/boe)	19.39	22.26	(13)	18.44	5

(1) See definition in our MD&A under section "Non-GAAP Financial Measures".

Cash Flow from Operating Activities

Cash flow from operating activities in the third quarter of 2019 decreased $21.7 million to $9.2 million compared with $30.9 million in the prior quarter primarily due to a $26.2 million decrease in oil and gas sales resulting from decreased realized pricing and lower production, $8.9 million in restructuring and legal costs related to the strategic review, changes in working capital, and a $2.4 million increase in adjusted operating expenses. These were partially offset by lower realized losses on commodity risk management combined with lower royalty expenses.

Third quarter of 2019 cash flow from operating activities decreased $12.6 million compared to the same period last year primarily due to lower realized bitumen pricing primarily as a result of the unfavourable impact of WCS physical delivery fixed price differential contracts entered into in 2018, lower benchmark prices for oil, $8.9 million in restructuring and legal costs related to the strategic review, changes in working capital and higher spending on remediation. These were partially offset by lower realized losses on commodity risk management, increased bitumen production and the recording of a royalty credit carry-back related to the abandonment and decommissioning expenditures at SOEP.

Adjusted Funds Flow

The following table provides a reconciliation of cash flow from operating activities to adjusted funds flow:

	Three months ended
($ millions)	Sept 30, 2019	June 30, 2019	% Change	Sept 30, 2018	% Change
Cash flow from operating activities	$9.2	$30.9	(70)	$21.8	(58)
Add (deduct):
Interest and financing charges	$(14.2)	$(14.9)	(5)	$(12.3)	16
Expenditures on remediation	$7.7	$7.5	2	$3.8	102
Change in non-cash operating working capital	$8.0	$5.6	43	$2.3	248
Total	$1.5	$(1.8)	(183)	$(6.2)	(124)
Adjusted funds flow	$10.7	$29.1	(63)	$15.6	(31)

Adjusted Funds Flow decreased 63% to $10.7 million in the third quarter compared with $29.1 million in the prior quarter due to lower realized bitumen prices and bitumen production, $8.9 million in restructuring costs and higher adjusted operating expenses partially offset by lower realized losses on commodity risk management.

Adjusted Funds Flow decreased 31% or $4.9 million year-over-year to $10.7 million compared with $15.6 million in the same period of last year primarily due to lower realized bitumen prices and restructuring costs partially offset by the impact of lower realized losses on commodity risk management and higher bitumen production.

Net Loss
Pengrowth reported a net loss of $119.9 million in the third quarter of 2019 compared to a net loss of $1.6 million in the same period last year. The net loss increased primarily due to a $100.0 impairment charge in the current quarter, lower realized bitumen prices and change in fair value of commodity risk management. These were partially offset by the impact of lower realized losses on commodity risk management, lower depletion and recording of a royalty credit carry-back for SOEP.

Market Access and Commodity Risk Management
As the Company pursues greater cash flow certainty for the fourth quarter of 2019 Pengrowth entered into WTI swaps as follows:

WTI Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Oct. 1, 2019 - Dec. 31, 2019	3,000	$59.92

Subsequent to September 30, 2019, Pengrowth has entered into the following financial contracts:

WTI Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Nov. 1, 2019 - Dec. 31, 2019	6,000	$56.05

Pengrowth uses physical delivery contracts to ensure access to markets, protect against pipeline apportionment, and limit credit risk and exposure to widening benchmark differentials between Western Canadian Select ("WCS") and West Texas Intermediate ("WTI") crude oil prices. As at September 30, 2019, Pengrowth had apportionment protected physical contracts in place that ensure market access for 17,500 bbl/d of diluted bitumen for 2019. Using a combination of physical and financial contracts, the average realized price on these volumes was WTI minus US$19.86/bbl including the apportionment protection fee for the third quarter of 2019.

Balance Sheet and Liquidity
Pengrowth’s total debt before working capital (excluding letters of credit) at September 30, 2019 increased to $705.2 million compared with $702.2 million as at June 30, 2019 due to the impact of a weaker Canadian dollar at the end of the period which increased the Canadian dollar equivalent value of foreign denominated debt, partially offset by lower Credit Facility drawings.

FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms and abbreviations in this press release:

Units of Measurement
"bbl"	barrel
"bbl/d"	barrels per day
"boe"	barrel of oil equivalent
"boe/d"	barrels of oil equivalent per day
"Mcf/d"	thousand cubic feet per day
"MMboe"	million boe
"MMcf/d"	million cubic feet per day
"SOR"	steam oil ratio
"CSOR"	cumulative steam oil ratio

Commodities and Currencies
"AECO"	Alberta natural gas price point
"WTI"	West Texas Intermediate crude oil price
"WCS"	Western Canadian Select crude oil price
"US$"	United States Currency
"CA$"	Canadian Currency

Other Terms
"1P"	Proved reserves
"2P"	Proved and probable reserves
"dilbit" or "diluted bitumen"	bitumen blended with diluent
"G&A"	general and administrative expenses
"IFRS"	International Financial Reporting Standards
"NPV"	Net present value
"RLI"	Reserve Life Index
"SOEP"	Sable Offshore Energy Project

Disclosure of Oil and Gas Information:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and applicable U.S. securities legislation including the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the proposed sale of the Company to Cona Resources Ltd. and the anticipated terms and timing of completion thereof; anticipated $21 million of capital expenditures in 2019; expected production for the Company and at Lindbergh anticipated royalty expenses, adjusted operating expenses; cash G&A expenses, production volumes, and the ability of Pengrowth to remain a going concern. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning the Company’s ability to remain a going concern, general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light oil and bitumen prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth or the lack thereof, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to pay our current and future debt obligations and stay in compliance with our current and future debt covenants, our ability to obtain alternative debt financing and amend our financial covenants, and our ability to remain a going concern. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the risks associated with the oil and gas industry in general; volatility of oil and gas prices; Canadian light oil and bitumen differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; Pengrowth's inability to refinance secured term notes and /or existing Credit Facility; Pengrowth’s inability to successfully complete a transaction or recapitalization under the strategic review process; new IFRS and the impact on Pengrowth’s financial statements; the implementation of greenhouse gas emissions legislation and the impact of carbon taxes; and Pengrowth’s ability to remain a going concern. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent AIF, and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents non-GAAP measures including total debt before working capital, total debt including working capital, adjusted funds flow, adjusted funds flow per share, free funds flow, produced petroleum revenue per boe, adjusted operating expenses per boe, royalty expenses (% of produced petroleum revenue), Lindbergh operating netbacks, corporate operating netbacks, adjusted operating expenses, cash G&A expenses and cash G&A expenses per boe. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis. These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information including reconciliation to the applicable GAAP measure with respect to these non-GAAP measures can be found in the MD&A.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51- 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

About Pengrowth Energy Corporation (TSX:PGF):
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:
1-855-336-8814
InvestorRelations@pengrowth.com